Exhibit 99.2



                           Review and Recommendations
                             May 1-4 Mineral Claims
                             Monte Cristo Range Area
                             Devils Gate 7 1/2' Map
                                Esmeralda County
                                   Nevada, USA






Prepared by: Western Minerals Inc.




For: Nevwest Explorations Corp.




Dated: September 11, 2007
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                                Table of Contents

                                                                            Page
                                                                            ----

Contents                                                                      2

Illustrations                                                                 3

0.0     Summary                                                               4

1.0     Introduction and Terms of Reference                                   5
1.1     Glossary                                                              5

2.0     Disclaimer                                                            8

3.0     Property Description and Location                                     8

4.0    Accessibility, Climate, Local Resources,
         Infrastructure and Physiography                                      9

5.0    History                                                               10

6.0    Geological Setting
6.1    Regional Geology                                                      10
6.2    Local Geology                                                         10
6.3    Property Geology                                                      11
6.4    Deposit Type                                                          11
6.5    Mineralization                                                        12

7.0    Exploration
7.1    Geophysics of the May 1-4 Mineral Claims                              12
7.2    Geochemistry of the May 1-4 Mineral Claims                            12

8.0    Drilling                                                              12

9.0    Sampling Method and Approach                                          13
9.1    Results                                                               13

                                       2
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                                                                            Page
                                                                            ----

10.0  Sample Preparation, Analyses and Security                              13

11.0  Data Verification                                                      14

12.0  Adjacent Properties                                                    14

13.0  Mineral Processing and Metallurgical Testing                           14

14.0  Mineral Resource and Mineral Reserve Estimates                         14

15.0  Other Relevant Data and Information                                    14

16.0  Interpretation and Conclusions                                         14

17.0  Recommendations                                                        15
17.1  Recommended Drilling                                                   16

18.0  References                                                             16

19.0  Author's Qualifications and Certification                              17


                                  Illustrations

                                                                   Location
                                                                   --------

Figure 1.    Location Map, As Shown                              after page 4

Figure 2.    Claim Area Map, As Shown                            after page 8

Figure 3a.   Regional Geology Map, 1:250,000                     after page 10

Figure 3b.   Legend For Figure 3a.                               after Fig. 3a.

Figure 4.    Aeromagnetic Map, 1:250,000                         after page 12

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0.0 Summary

The May property consists of four contiguous, located, lode mineral claims, May 1-4 comprising a total of 82.64 acres. Nevwest Explorations Corp., a Nevada, U.S.A., corporation is the beneficial owner of the mineral claims.

The mineral claim area is underlain by Tertiary age volcano-sedimentary units composed of a lower volcanic sequence, a middle to upper period of sedimentation and finally later volcanic deposition possibly into the Quaternary time.

The underlying rock units on the mineral claims exhibit an east trending bulge, of low to moderate magnetic strength that could indicate a response to a younger, underlying intrusive body. Most or all of the mineral claims are drift or overburden covered and offer exploration potential. The author feels that the potential exists for movement of mineralizing fluids to have impregnated the older rock units. These fluids could emanate from deeper sources related to intrusive activity and travel along structurally prepared conduits in the underlying bedrock.

Some low angle trust faulting is evident in the area as are mafic or more basic volcanic units that may have been thrust-up upon younger volcanic units and gravel units. This structural style could be very important for the emplacement and/or ground preparation preceding hydrothermal alteration and/or mineralization.

The mineral claim is favorably situated and may require geophysical surveys to determine in more detail its potential following the initial prospecting, mapping and reconnaissance soil geochemistry program. An exploratory drilling program could follow the Phase 1 - 3 surveys and be contingent upon positive results being obtained from the previous fieldwork.

The object of our initial exploration undertaking is to assess areas that may require more detailed investigations to assist in determining their economic significance.

                                       4
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                            [Figure 1. Location Map]



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1.0   Introduction, Terms of Reference

The report on the "May 1-4 Mineral Claims, Monte Cristo Range Area, Devils Gate 7 1/2' Map, Esmeralda County, Nevada, USA", includes the property and surrounding geology, history, past exploration and mineral potential. This report is being prepared at the request of the Board of Directors of Nevwest Explorations Corp. The author of this report is a Qualified Person. He is a registered Professional Geoscientist, #18,712 and a member in good standing with The Association of Professional Engineers and Geoscientists of British Columbia. The author has worked in the general area many times during the past 33 years.

For a glossary of common geological terms used in this report it is suggested by the author in using a computer online search engine such as "Google". Search for "Dictionary of Earth Science Terms", then look-up the appropriate definitions. For more specific geographic names and geological terms refer to the enclosed definitions list in the Glossary of this report.

1.1 Glossary

     (Specific to a Report on the May 1-4 Mineral Claims, by James W. McLeod, P. Geo. (BC), Consulting Geologist dated September 11, 2007 on behalf of Nevwest Explorations Corp.)

     Aeromagnetic survey - a magnetic survey conducted from the air normally using a helicopter or fixed-wing aircraft to carry the detection instrument and the recorder.

     Alluvial - unconsolidated sediments that are carried and hence deposited by a stream or river. In the southwest USA most in filled valleys often between mountain ranges were deposited with alluvium.

     Andesitic to basaltic composition - a range of rock descriptions using the chemical make-up or mineral norms of the same.

     Aphanitic - fine grained crystalline texture.

                                       5
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     Blind-basin - a basin  practically  closed off by enveloping rock exposures making the central portion of unconsolidated alluvial basin isolated.

     Colluvium - loose, unconsolidated material usually derived by gravitational means, such as falling from a cliff or scarp-face and often due to a sort of benign erosion such as heating and cooling in a desert environment.

     Desert wash - out-wash in dry (desert) or arid areas of colluvium or alluvial material accumulated on the sides of valleys or basin channels by often irregular and violent water flow, i.e. flash floods.

     Elongate basin - a longer than wide depression that could be favorable to in-filling by material from adjacent eroding mountains.

     Eugeosyncline - a structurally formed depression or basin that usually is considerably longer than wide that exhibits a predominance of plutonic and/or volcanic fill.

     Formation - the fundamental unit of similar rock assemblages used in stratigraphy.

     Hydrothermal - a process(es) related to the actions of water heated by igneous or intrusive activity that may alter, mineralize or generally change the enclosing host.

     Intermontane belt - between mountains (ranges), a usually longer than wide depression occurring between enclosing mountain ranges that supply the erosional material to infill the basin.

     Lode mineral claim (Nevada) - with a maximum area contained within 1500' long by 600' wide = 20.66 acres.

     Nuees Ardante or Ladu - an extremely hot, gaseous, somewhat horizontally ejected lava, often from near the summit that accentuates the downward flow or "glowing avalanche" because of its mobility.

                                       6
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     Overburden or Drift Cover - any loose material which overlies bedrock.

     Paleozoic  era  -  the  first  major   geological  time  period  after  the
     Precambrian whose rock units may exhibit an abundance of fossil life forms.

     Plagioclase feldspar - a specific range of chemical composition of common or abundant rock forming silicate minerals.

     Playa - the lowest part of an intermontane basin which is frequently flooded by run-off from the adjacent highlands or by local rainfall.

     Plutonic, igneous or intrusive rock - usually a medium to coarser grain sized crystalline rock that generally is derived from a sub-surface magma and then consolidated, such as in dykes, plugs, stocks or batholiths, from smallest to largest.

     Porphyritic in augite pyroxene - Large porphyroblasts or crystals of a specific rock-forming mineral, i.e. augite occurring within a matrix of finer grained rock-forming minerals.

     Quarternary - the youngest period of the Cenozoic era.

     Snow equivalent - Approximately 1" of precipitation (rain) = 1' snow.

     Syenite - Coarse grained, alkalic, low in quartz intrusive rock.

     Tertiary era - the oldest or earlier of the two geological periods comprising the Cenozoic era.

     Trachyte - fine grained or glassy equivalent of a syenite where trachytic refers to fineness in a textural sense.

     Volcaniclastic - Angular to rounded particles of a wide range of size within (a welded) finer grain-sized matrix of volcanic origin.

                                       7
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2.0 Disclaimer

The author reviewed the historical data and has personally visited the property area. This report is entirely the responsibility of the author who based his recommendations and conclusions on his personal experience in the general area and mineral exploration business and upon sources of information that are identified.

3.0 Property Description and Location

The May mineral claims consist of 4 located mineral claims in one contiguous, 2 x 2 group (see Figure 2) that are listed as follows:

         Name               Area                Good to Date
         ----               ----                ------------
         May 1             20.66 ac.           Sept. 1, 2008
         May 2             20.66 ac.           Sept. 1, 2008
         May 3             20.66 ac.           Sept. 1, 2008
         May 4             20.66 ac.           Sept. 1, 2008

The beneficial owner of the above listed mineral claims is Nevwest Explorations Corp., 6600 Charleston Drive, Suite #140A5, Las Vegas, NV, 89164, a Nevada corporation. Contact: Mr. Albert Abah.

The May 1-4 mineral claims (see Figure 2) comprise a total of 82.64 acres. The mineral claim area may be located on the Esmeralda County 1:250,000 map sheet. At the center of the claim group, (4 post), the latitude is 38(degree) 06.805 N and the longitude is 117(degree) 42.821 W.

The claims are motor vehicle accessible from the Town of Tonopah, Nevada by traveling 27.7 miles northwest along US Highway 95 to a dirt road on the right or northside of the highway. Travel north for 4.8 miles through "Devils Gate". Road forks, take right leg for 1.1 miles to a shaft on the right side of the wash. Take road to the right for 0.1 miles farther and look left to the "Center Post" on the crest of the hill.

                                       8
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                           [Figure 2. Claim Area Map]

4.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

The May property lies in the west central part of the State of Nevada northwest of the Town of Tonopah. The mineral claims are motor vehicle accessible from US Highway 95 by traveling 27.7 miles northwest of the Town of Tonopah, NV and then approximately a further 10 miles north to the property.

The area experiences about 4" - 8" of precipitation annually of which about 30% (in a cold year) may occur as a snow equivalent. This amount of precipitation suggests a climatic classification of arid to semi-arid. The summers can experience hot weather, middle 60's to 70's F(degree) average with high spells of 100+F(degree) while the winters are generally more severe than the dry belt to the west and can last from December through February. Temperatures experienced during mid-winter average, for the month of January, from the high 20's F(degree) to the low 40's F(degree) with low spells down to minus 20 F(degree). Generally speaking the highness of the area allows for somewhat cooler conditions than the lower areas.

The Town of Tonopah offers some of the necessary infrastructure required to base and carry-out an exploration program, (accommodations, communications, some equipment and supplies). Larger or specialized equipment can be acquired in Las Vegas, NV lying 209 miles by paved road (Highway 95) to the southeast or in Reno lying 236 miles to the northwest

The physiography of the May property may be described as occurring in steep westerly sloping mountainous terrain bounded on the north by the Monte Cristo Range that reaches elevations in excess of 6,000 feet. Some of this area with confined valleys hosts sagebrush, juniper and pinon.

The claim area ranges in elevation from 6,000' - 6,100' mean sea level. The physiographic setting of the property can be described as arid desert hillside within a mosaic of steep, moderately rounded mountains in an interior plateau setting. The area has been surficially altered both by some fluvial and wind erosion and some depositional (drift cover) effects of in-filling and in situ or residual erosion. Thickness of drift cover in some valleys may vary considerably, but in the proximity of the May property it is not thought to be excessively deep. Surface water occurrences are rare, springs are sparse and

                                       9
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subsurface  aquifers are accessed when needed by drilling wells where allowed or trucking water to the sites.

5.0 History

The recorded mining history of the general area dates from the 1860's when prospectors passed through heading north and west. The many significant lode gold, silver and other mineral product deposits developed in the general area were of the Goldfield and Tonopah areas; Coaldale, coal field, 1913; Divide Silver Mining District, 1921 and the Candalaria silver-gold mine which operated as an underground lode gold deposit in 1922 and again in the 1990's as an open cut, cyanide heap leach operation. Many occurrences of industrial, semi-precious gem material, coal and radioactive matter are found in the general area.

The mineral claims lie within a local area seen to contain gold and silver prospects. Although the author is unaware of any such mineral occurrences actually known to occur on the mineral claims it is thought to be a good area in which to conduct a mineral exploration program.

6.0 Geological Setting

6.1 Regional Geology

The regional geology of Nevada is described as being underlain by all types of rock units. These appear to range from oldest to youngest in an east to west direction, respectively. Many of the oldest units are found to occur in the southeast corner of the State along the Colorado River. The bedrock units exhibit a north-south fabric of alternating east-west ranges and valleys. This feature may suggest E-W compression that may have expression as low angle thrust faults (see Figure 3a). Various types of faulting are recognized in many areas of Nevada and it often plays a large part in the emplacement of mineral occurrences and ore bodies.

6.2 Local Geology

The local geology about the May property which is situated approximately 25 airmiles to the west-northwest of Tonopah, NV reveals an east-west trending, eliptical assemblage of Tertiary age volcanic and lesser sedimentary units.

                                       10
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                       [Figure 3a. Regional Geology Map]

                       [Figure 3b. Legend For Figure 3a.]

Throughout this raised basin-like feature and interspersed with a range Tertiary age units.

Throughout this local area are a number of possible northwest-southeast trending high angle faults and some possibly lower angle southeasterly trending faults that could have set the stage for mineralizing fluids to have affected the underlying rock units.

6.3 Property Geology

The geology of the May property area may be described as being partially covered by Quaternary age collovium deposits. The rock exposures evident within the May mineral claim area appear to be mainly volcanic units. This mineral claim area within a larger surrounding area of rock exposure and known mineral occurrences exhibits a good geological setting and could be considered a good target area in which to conduct mineral exploration.

The outcrops partially surrounding or flanking the alluvial covered valley underlying the mineral claim area suggests mineral occurrences or structurally prepared covered bedrock could be sought after in those areas.

6.4 Deposit Type

The deposit types that are found occurring in the regional area and the more localized areas vary considerably. Silver and gold quartz veins predominate at Tonopah. Some of the most productive veins represent the silicification and replacement of sheeted zones of trachyte that was originally marked by close-set parallel fractures, but not faulting. The two hosts of mineralized quartz veins are 1) older pre-Tertiary volcanic rocks, i.e. Silver Peak (Mineral Ridge area), Weepah and Hornsilver or 2) Tertiary rhyolite host rocks that occur at Tonopah and other younger volcanic rocks, i.e. Goldfield and Divide. Base metal deposits are more commonly of interest now than in the past and many prospects occur in the general area. The industrial mineral barite that is observed to occur either in vein or bedded types have been recognized in the general area. Also radioactive rock occurrences are known of in the general vicinity of the claims and should not be overlooked if and when exploration fieldwork is undertaken. The precious metal deposit types that historically predominate in the general area are as gold or silver vein-type of occurrences.

                                       11
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Geophysical techniques may be most effective in the covered areas as a follow-up to prospecting and soil sampling of the Phase 1 program.

6.5 Mineralization

By far the largest production in the County comes from the vein-type of gold and silver occurrences in quartz fissures in either pre-Tertiary volcanic or Tertiary volcanic host rocks.

7.0 Exploration

7.1 Geophysics of the May 1-4 Mineral Claims

The aeromagnetic results shown in Figure 4 are from a survey after D. Plouff, 1990, Tonopah map sheet.

The May property is seen to occur on the nose of a south trending magnetic bulge. The change in gradient in the claim area suggests a southeasterly dip into the in-filled basin or alteration zone. Ground geophysical surveys may add more detail to our understanding of the possible potential of the claim area.

7.2 Geochemistry of the May 1-4 Mineral Claims

To the best of the authors' knowledge, the May 1-4 property has not undergone any detailed ground exploration work including geochemistry which may have usefulness in this area.

8.0 Drilling

No drilling appears to have taken place on the area covered by the May mineral claims.

9.0 Sampling Method and Approach

Standard sampling methods are utilized, for example a rock sample would be acquired from the rock exposure with a hammer. The sample will be roughly 2"x2"x2" of freshly broken material. The samples grid location correlated with global positioning system (GPS) location will be marked in the logbook after a

                                       12
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                          [Figure 4. Aeromagnetic Map]
sample number has been assigned. The sample number would be impressed on an aluminum tag and on a flagging that will be affixed at the sample site for future location.

9.1 Results

As exploration work could be conducted and assessed, a decision would be made as to its importance and priority. The next phase of work will be determined by the results from the preceding one. At this point, it is necessary to suggest that a three phase exploration approach be recommended.

10.0 Sample Preparation, Analyses and Security

Our rock exposure samples would be taken with known grid relationships that have been tied-in with a hand held global positioning system (GPS).

The samples would be in the possession of the field supervisor of the exploration project.

1) The standard approach of seeking and sampling the 'B' horizon, (the rusty, oxidized and possibly enriched zone). The samples most often undergo standard acid digestion, multi-element analyses by the induction coupled plasma (ICP) method and the atomic absorption (AA) method for the detection of precious metals with back-up analyses and/or assaying of anomalous samples to acquire more detail.

2) The relatively new and proprietary method called mobile metal ions (MMI) may be very useful in our exploration endeavors. The samples in the desert climates are taken consistently from between 8" and 10" in the soil layer below the organic zone. The samples undergo selective digestion with subsequent analyses for the chosen metal package, but most likely the standard multi-element package with gold would be undertaken. The cost of taking the MMI sample and the analyses are more expensive than standard method, but some studied results have been encouraging. All analyses and assaying will be carried-out in a certified laboratory.

                                       13
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11.0 Data Verification

Previous exploration has not been conducted on this mineral claim area by the author, but its good geological setting and interesting aeromagnetic data encourages the recommendation to conduct exploration work on the property. The author is confident any information included in this report is accurate and can be utilized in planning further exploration work.

12.0 Adjacent Properties

The May 1-4 mineral claims occur in a general area that has undergone prospecting in the past. The general area has known barite occurrences, as well as, gold and silver potential. The May property does have other mineral properties nearby that are owned by other unrelated parties.

13.0 Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing analyses have been carried- out on the May property.

14.0 Mineral Resource and Mineral Reserve Estimates

No mineralization has been encountered to date by the author and no calculation of any reliable mineral resource or reserve, conforming to currently accepted standards, could be undertaken at this time.

15.0 Other Relevant Data and Information

All relevant data and information concerning the May property has been presented in this report.

16.0 Interpretation and Conclusions

The object of the recommendations made in this report are to facilitate in the possible discovery of a large, possibly low grade mineral deposit of base and/or precious metals or other minerals of economic consideration that have open pit and/or underground mining potential. If such a deposit exists, it may occur under the drift or overburden covered areas of the May 1-4 mineral claims.

                                       14
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17.0 Recommendations

The author believes that the known mineralization encountered to date in neighboring areas is possibly indicative of a larger mineralized system in the general area. The drift covered parts of the property offer good exploration areas because of the possibility of mineralization, good geological setting and generally a lack of exploration testing. Also, remote sensing such as aero and follow-up ground magnetic programs may indicate possible exploration areas of interest within the May 1-4 mineral claims.

Detailed prospecting, mapping and reconnaissance geochemical surveys of the claim area should be undertaken if and when the Company is in a position to do so. The following three phase exploration proposal and cost estimate is offered with the understanding that consecutive phases are contingent upon positive and encouraging results being obtained from each preceding phase:

Phase 1

Detailed prospecting, mapping and soil geochemistry.
The program is expected to take four weeks to complete
including the turn around time on sample analyses. The
estimated cost for this program is all inclusive                       $  9,500

Phase 2

Magnetometer and VLF electromagnetic,  grid controlled
surveys over the areas of interest  determined by the
Phase 1 survey.  The program is expected to take two
weeks  to  complete.  The  estimated  cost  includes
transportation, travel, accommodation, board, grid
installation, two geophysical surveys, maps and report                   10,500

                                       15
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Phase 3

Induced  polarization  survey over grid  controlled
anomalous areas of interest outlined by Phase 1&2 programs.
Hoe or bulldozer trenching, mapping and sampling
of bedrock anomalies. Includes assays, maps and reports                  30,000
                                                                       --------

                                                    Total              $ 50,000

17.1 Recommended Drilling

No recommendations for drilling on the May 1-4 mineral claims can be made at this time. If the exploration were to proceed through Phase 3 this decision could then be made.

18.0 References

Alders , J.P. and Stewart, J.H.: Geology and Mineral Deposits of Esmeralda County, Nevada. Bulletin 78, Nevada Bureau of Mines and Geology.

Hildenbrand, Thomas G. and Kucks, Robert P., 1988: Total Intensity Magnetic Anomaly Map of Nevada. Map 93A, Nevada Bureau of Mines and Geology.

Lincoln, Francis Church, 1982: Mining Districts and Mineral Resources of Nevada with Map of the State of Nevada (Mineral Occurrences), U.S.G.S. compiled in 1921-22, but to current County boundaries.

Papke, Keith G., 1984: Barite in Nevada. Bulletin 98, Nevada Bureau of Mines and Geology.

Plouff, Donald, 1990: Aeromagnetic Map of Nevada, Tonopah Sheet, Nevada Bureau of Mines and Geology.

                                       16
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19.0 Author's Qualifications and Certification

I, James W. McLeod, P. Geo do hereby certify as follows:

     1.0 I am currently employed as a Consulting Geologist with Western Minerals Inc. with an office at 4590 Doedar Road, P.O. Box 3540, Silver Springs, NV 89429.

     2.0 I am a graduate of the University of British Columbia (1969), B. Sc. (Major Geology).

     3.0 I am a member in good standing of The Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Geological Association of Canada.

     4.0  I have worked as a geologist for a total of 36 years since graduation.

     5.0 I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") in Canada and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

     6.0 I am responsible for the preparation of sections 1 to 19 of the technical report titled "Review and Recommendations, May 1-4 Mineral Claims, Monte Cristo Range Area, "Devils Gate" 7 1/2' Map, Esmeralda County, Nevada, USA." dated September 11, 2007 (the Technical Report).

     7.0 I have had prior involvement in the general area and specifically in areas about the May mineral claims.

     8.0 I am not aware of any material facts or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

     9.0 I am independent of the issuer and have neither interest in the May 1-4 mineral claims nor Nevwest Explorations Corp.

     10.0 I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument.

     11.0 I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

Dated at Silver Spring, Nevada, USA this 11th Day of September, 2007.


                                          /s/ James W. McLeod, P. Geo.
                                          ------------------------------------
                                          James W. McLeod, P. Geo.
                                          Qualified Person


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